

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 19, 2017

Via E-mail
Dennis Cojuco
Chief Financial Officer
First Energy Metals Limited
#1601-675 West Hastings Street
Vancouver, British Columbia, Canada, V6B1N2

> **Re: First Energy Metals Limited
> Form 20-F for Fiscal Year Ended March 31, 2017
> Filed August 1, 2017
> File No. 000-29870**

Dear Mr. Cojuco:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2017

Item 17. Financial Statements, page 54

1.   Please present your financial statements under Item 18, rather than Item 17, of Form 20-F. Refer to General Instruction E(c)(2) of Form 20-F.

Item 19. Exhibits, page 55
Exhibit 99.1

Report of Independent Registered Chartered Professional Accountants, page 2

2.   Please make arrangements with the former auditor referenced in the other matter paragraph to include their audit report on your financial statements for the fiscal years

ended March 31, 2016 and 2015 in an amended filing.   Refer to Item 8.A.3 of Form 20-F and Rule 2-05 of Regulation S-X.

3.   Audit opinions using conditional language, like "may", in expressing a conclusion concerning the existence of substantial doubt about an entity's ability to continue as a going concern are not appropriate.   Please make arrangements with your auditor for their report to clearly state that there is substantial doubt about your ability to continue as a going concern, if true. Refer to PCAOB Auditing Standard 2415.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Suying Li at (202) 551-3335 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining